EXHIBIT 99.9

Economic Times Interview

Interviewee: Suresh Vaswani, President, Wipro Infotech

ET: What are the highlights of the quarter?

Suresh Vaswani: All our businesses grew- products, services, Solutions, 01 and consulting. We were on course on all our businesses. Second, we had a steep growth in services- this included software. Third is our growth in profitability. Our profits grew by 45 % YoY. Our growth is also because we have reached scale in our software and services business.

ET : While the prime driver the growth in economy. Besides this, are there any other reasons? Did the sales and marketing initiatives pay off?

Suresh Vaswani: What is paying off is our thrust in services. We invested in consulting and solutions, where we have reached scale. Customers are seeing us an IT partner for end to end solutions. Our Profit and revenue growth is today because of the investments we have made.

ET: How much has services grown?

Suresh Vaswani :In Q2 2003-04, Services mix was 32%, which used to be around 25% a couple of quarters back. While I cannot share specific revenues, Services grew by 53% YoY and 28% sequentially.

ET: Which business has the largest headcount?

Suresh Vaswani: We have roughly 1850 people, excluding our service partner leverage. Services has the largest team in Wipro Infotech.

ET: Can you share 1-2 Wins which you believe showcases your competencies?

Suresh Vaswani: Vijaya Bank is one marquee deal, where we have done complete core banking software implementation, network integration, program management and have supplied all the hardware, including enterprise servers. We also manage all that infrastructure the second is for an insurance company – We have done a large BI data warehousing implementation, for which we have got an award from Hummingbird. We are also doing infrastructure integration and technology consulting for Qatar Petroleum. We are doing complete computerization for Karnataka police. At Bharti cellular, we are doing call center infrastructure management. Basically, our proposition is the whole story- technology infrastructure and software. There are many integrated deals that are happening. In Middle East, people are looking at wider and deeper range of products and services.

ET: How is the domestic market? General feeling is that it has moved up.

Suresh Vaswani: It is showing an upturn. All segments are growing. Especially Banking. The recent RBI stipulation to computerize is seeing investments in banking. Telecom is investing, Government is investing, education is investing. There is general buoyancy. Plus the reductions in excise and SAD will contribute to PC market growth. The mood is certainly buoyant. There is positivity in the environment and that means more investment, hopefully good tidings for us.

ET: How many contracts have you won during the year and the quarter?

Suresh Vaswani: We have won close to 200 FM contracts in the year. In terms of total projects won in solutions and services during the quarter, its 102. In India-72, APAC-11, Middle East-19. Our presence is strong among top 1000 customers in India.

ET : Having created a good reputation in 2 quarters, are you becoming choosy in deals?

Suresh Vaswani: In services, since we address top 1000 clients, deal sizes are not small. Even if small, they can lead into large orders later as we go into IT life cycle of the customers. This helps us build deeper relationship and we in turn can offer a wide range of offerings.

ET: A few words on the competition scenario?

Suresh Vaswani: There aren’t too many strong System Integrators left. Customers look at IBM, HP or TCS. We have kept our presence in India and if this quarter is any indication, we are on right track.

ET: Is pure Facilities Management profitable and is it picking up?

Suresh Vaswani: Customers are wanting to outsource IT to us. A lot more are wanting to Outsource application maintenance. We have built a reasonably strong software business. We are best placed to address these opportunities. There are many such projects rolling out across India and we are in a position to address these.

ET : Are you entering 4th qtr with renewed hopes?

Suresh Vaswani: 4th qtr is a big one for the industry.

ET : Manpower additions in Q3

Suresh Vaswani : We have added close to 200 people.

ET: Between software and services, if you break up, which is the fastest growing segment?

Suresh Vaswani : Services grew by 53%, software by 200% Year on year and sequentially by 49%, Professional IT services by 41% yoy and 24% sequentially. Consulting by 126% yoy and 37% sequentially. Middle East and APAC grew by 177% yoy and 75% sequentially. Professional services is our mainstay and We have been there 15 yrs. Growth is really happening in new business lines. A lot of work is happening in financial sector- more integration than application sustenance. We are getting a lot of annuity business in Middle East.

To sum up the whole story- last couple of years- we have been building up our proposition, we have reached scale and all investment businesses growing well. We can be a strong IT partner for most enterprise customers, manage software, supply products and core infrastructure. We are doing an eGovernance implementation for a prestigious govt organization- making it completely paperless. Even in Government, there is a lot of outsourcing.

Products business has grown 23% - on a gross sale basis. All levers have performed up to expectation. It’s a factor of market and winning some crucial deals and having reached a level of maturity in all businesses.

ET: What about 01 markets?

Suresh Vaswani : Its going strong and is well accepted. Another model is emerging- where we have developed a software which we offer as a service to a customer- like etendering, reverse auctions. It is hosted on our site and customers pay for this service. We are also approaching global customers this Way. There is a directive by CVC that Government has to post all tenders mandatorily on the web by Dec 2004. We see an opportunity here. We have also been able to develop a strong procurement domain expertise.

ET : To sum up, would it be appropriate to say, in the last 3 quarters, services and software business is helping you surge ahead

Suresh Vaswani: Services business grew but products which was challenged in earlier quarters surged this quarter. Services business is continuing to grow. Revenue growth was an issue in products. This quarter, everything has come together. Q3 tends to be lean but this time, it was contrary to normal industry pattern. Net net, a solid and robust performance.

ET : Till now, fundamental driver has been software and services, isn’t it?

Suresh Vaswani: We want to enhance customer proposition. Earlier we were in products and services. We added software. Yes, these are adding revenue and are spurring growth. Products is not to be ignored because a lot of services revolve around the products business. Product business is the bedrock.

ET: How has been the Operating Margin Performance?

Suresh Vaswani: OM is 6.8% from 6.1%. Sequentially also, it has gone up.

ET: Do you go in for salary hikes?

Suresh Vaswani: We had it in Oct. It happens at corporate level.